Our Pipeline

CARVYKTI® (ciltacabtagene autoleucel) Cilta-cel Clinical Studies

	PHASE 1	PHASE 2			PHASE 3		
BCMA-directed autologous therapy	**LEGEND-2†** RRMM NCT03090659	**CARTIFAN-1*** RRMM NCT03758417	**CARTITUDE-1*** RRMM NCT03548207	**CARTITUDE-2*** MM NCT04133636	**CARTITUDE-4*** RRMM *1-3 Prior Lines* NCT04181827	**CARTITUDE-5*** NDMM *Transplant Not Intended* NCT04923893	**CARTITUDE-6*** NDMM *Transplant Eligible* NCT05257083

Johnson&Johnson

Additional Pipeline Assets

	PRECLINICAL	PHASE 1				
Autologous Therapies	NSCLC (GPC3)	NHL† /ALL† (CD19 X CD20 X CD22)† NCT05318963 NCT05292898	COLORECTAL† (GCC) NCT06197178	HCC† (GPC3) NCT05352542	SCLC‡# (DLL3) NCT05680922 NOVARTIS	GASTRIC & ESOPHAGEAL & PANCREATIC‡ (CLAUDIN 18.2) NCT05539430
Allogeneic Therapies	NHL (CD20) CAR-αβ T	NHL† (CD19 X CD20) CAR-γδ T NCT06295549	NHL† (CD19 X CD20) CAR-γδ T NCT06395870	MM† (BCMA) CAR-γδ T NCT05376345	MM† (BCMA) CAR-NK NCT05498545	

Global | US | China

INDICATIONS

- **ALL:** acute lymphoblastic leukemia
- **HCC:** hepatocellular carcinoma
- **MM:** multiple myeloma
- **NDMM:** newly diagnosed multiple myeloma
- **NHL:** non-Hodgkin lymphoma
- **NSCLC:** non small cell lung cancer
- **RRMM:** relapsed or refractory multiple myeloma
- **SCLC:** small cell lung cancer

TARGETS

- **BCMA:** B-cell maturation antigen
- **DLL3:** delta-like ligand 3
- **GPC3:** glypican-3
- **GCC:** guanylyl cyclase C

*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson. †Phase 1 investigator-initiated trial in China. ‡IND applications have been cleared by the U.S. FDA. #Subject to an exclusive license agreement with Novartis Pharma AG.
The safety and efficacy of the agents and/or uses under investigation have not been established. There is no assurance that the agents will receive health authority approval or become commercially available in any country for the uses being investigated. Additionally, as some programs are still confidential, certain candidates may not be included in this list.

LEGEND BIOTECH